Exhibit 99.1

NYMOX PHARMACEUTICAL CORPORATION

NOTICE OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the “Meeting”) of Nymox Pharmaceutical Corporation (the “Corporation”) will be held at the British Colonial Hilton, Nassau Bahamas, Number One Bay St., Nassau Bahamas, on Tuesday, December 17, 2019, at 4:30 p.m. (EDT), for the following purposes:

1. to receive the annual report of the directors, the financial statements of the Corporation for the fiscal year ended December 31, 2018 and the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4. to ratify the acts of the members of the Board of Directors for the fiscal year ending 2018; and, up and to the date of this meeting;

5. to transact such other matters as may properly be brought before the Meeting, or any adjournment thereof.

All shareholders are invited to attend the Meeting.

By order of the Board of Directors,

Paul Averback MD CEO & President

November 15, 2019 Nassau, The Bahamas

Note: As it is preferable that the greatest possible number of shares be represented and votes be cast at the Meeting, kindly complete, date and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose before 5:00 p.m. (EDT), December 14, 2019, unless it is your intention to attend the Meeting in person. The record date for the determination of those shareholders entitled to receive this notice and to vote at the Meeting is December 4, 2019. A management proxy circular is attached to the present notice.